Exhibit 99.1

Sportradar Announces Additional Strategic Actions to Streamline Organizational Structure and Drive Growth and Innovation

Names Executive Leadership Team to Oversee Global Functions

Company Reaffirms Fiscal 2023 Guidance and Fiscal 2024 Outlook

ST. GALLEN, Switzerland, January 24, 2024 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”) today announced additional strategic actions as part of its previously announced initiatives to streamline its organizational structure to enhance focus on clients and partners, drive global innovation and product development, and propel long-term growth, profitability, and shareholder value.

“I am excited to announce this new global organization and leadership structure, which aligns our teams on our strategic priorities, promotes agile execution and better positions Sportradar for future growth,” said Carsten Koerl, CEO of Sportradar. “By centralizing our key business functions, we will foster greater collaboration and faster decision making, enabling us to drive further operating efficiencies and increased innovation across our business. These decisive steps will enable us to better serve our clients and partners as well as capture the significant market opportunities ahead of us. I am confident we have the right leaders in place, intently focused on executing on our strategic priorities. For 2023, we remain on track to deliver on our strong growth targets and are well positioned to maintain that momentum into 2024.”

Effective immediately, the new organizational structure consists of six business functions:

•	Product Delivery and Operations combines and centralizes content, product development and engineering globally to seamlessly deliver best-in-class products and solutions to clients and partners, led by Warren Murphy, previously Chief Product Officer and now Chief Delivery and Operations Officer.

•	Growth and Innovation combines growth, strategy and innovation to facilitate a unified vision for identifying and capitalizing on market opportunities, thereby ensuring a well-defined growth strategy fueled by continuous innovation, led by Nick Maywald, previously Chief Content Officer and now Chief Growth and Innovation Officer.

•	Commercial combines the Company’s go-to-market functions, including sales, client services and care, sports partnerships, marketing and communications to further drive revenue opportunities while enhancing its client- and partner-centric approach, led by Chief Commercial Officer Eduard Blonk.

•	Legal, Risk and Administrative Services, led by Lynn McCreary, Chief Administrative Officer, Chief Legal Officer and Corporate Secretary.

•	People, led by Severine Riviere-Gerstner, Chief People Officer.

•	Finance, led by Gerard Griffin, Chief Financial Officer.

As part of these organizational changes, Ulrich Harmuth, Chief Strategy Officer, will be departing the Company to pursue other endeavors.

Separately, Griffin has informed the Company that he will be leaving for personal reasons. Griffin will continue as CFO until May 31, 2024, or the appointment of a permanent successor, if earlier. The Company has initiated a search for its next CFO, whom it expects to announce prior to Griffin’s departure.

Sportradar also reaffirmed its fiscal 2023 guidance of revenue in the range of €870 million to €880 million, representing year-over-year growth between 19% and 21%, Adjusted EBITDA1 in the range of €162 million to €167 million, representing year over-year growth between 29% and 33%, and Adjusted EBITDA margin in the range of 18.4% and 19.2%. The Company also reaffirmed its fiscal 2024 outlook for revenue and Adjusted EBITDA growth of at least 20%.

Koerl continued, “I want to thank Ger for his contributions to Sportradar. He has meaningfully strengthened our finance team with a deep and talented bench that will continue to contribute to the Company as we look to drive growth and profitability into the future. We look forward to continuing to benefit from his leadership while we search for a permanent successor.”

Koerl concluded, “I also want to thank Ulrich for his contributions to our company, clients and partners that have positioned Sportradar for continued success. For over a decade, he held various leadership roles, contributing to our growth. We wish him the best in his future endeavors.”

-ENDS-

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA, NHL, MLB, NASCAR, UEFA, FIFA and Bundesliga, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

Sportradar Contacts

Press Contact:

Sandra Lee

press@sportradar.com

Investor Relations Contact:

Jim Bombassei

Investor.relations@sportradar.com

Non-IFRS Financial Measures

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA and Adjusted EBITDA margin. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS.

•	“Adjusted EBITDA” represents earnings for the period from continuing operations adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of sprots rights), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share based compensation, impairment charges or income, management restructuring costs, non-routine litigation costs, share of loss of equity-accounted investee (SportTech AG), loss on disposal of equity-accounted investee (SportTech AG), remeasurement of previously held equity-accounted investee, professional fees for the Sarbanes Oxley Act of 2002 and enterprise resource planning implementations, and a one-time charitable donation for Ukrainian relief activities. The most directly comparable IFRS measure to Adjusted EBITDA is profit (loss) for the period from continuing operations, its most directly comparable IFRS measure.

License fees relating to sports rights are a key component of how we generate revenue and one of our main operating expenses. Such license fees are presented either under purchased services and licenses or under depreciation and amortization, depending on the accounting treatment of each relevant license. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. Our presentation of Adjusted EBITDA removes this difference in classification by decreasing our EBITDA by our amortization of sports rights. As such, our presentation of Adjusted EBITDA reflects the full costs of our sports right's licenses. Management believes that, by deducting the full amount of amortization of sports rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

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“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue. The most directly comparable IFRS measure to Adjusted EBITDA margin is profit for the year from continuing operations as a percentage of revenue.

The Company is unable to provide a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to the most directly comparable IFRS measure on a forward- looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include but are not limited to foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and expected performance for the full year 2023. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts and foreign exchange rate fluctuations; the global COVID-19 pandemic and its adverse effects on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.